Exhibit 3.1

ENGLISH TRANSLATION

FOR INFORMATIONAL PURPOSES

ARTICLES OF ASSOCIATION

of

Nabriva Therapeutics AG

I.

GENERAL PROVISIONS

§ 1 Company Name and Corporate Seat

(1)	The name of the company is: “Nabriva Therapeutics AG”.

(2)	The corporate seat shall be in Vienna.

§ 2 Business Objects

(1)

The business object of the company is research and development in the area of medicine and pharmacy, in particular the development of antibiotics, the registration and commercial exploitation of intellectual property rights and licenses in these areas as well as trade in goods of any kind.

(2)

The business object of the company further comprises the participation in other companies of the same or of a related type, the assumption of management activities in such companies and asset management, with the exception of banking transactions pursuant to the Austrian Banking Act.

(3)

The company shall be entitled to enter into any and all business transactions and to take any and all measures which seem to be necessary or useful to achieve the company’s object; its activities extend to Austria and abroad.

§ 3 Duration of the Company

The company shall be established for an unlimited period of time.

§ 4 Financial Year

The financial year of the company shall be the calendar year.

§ 5 Announcements

Announcements of the company shall be published in the official gazette (Amtsblatt) of the “Wiener Zeitung”.

II.

SHARE CAPITAL OF THE COMPANY AND SHARES

§ 6 Registered Share Capital and Shares

(1)	The registered share capital of the company amounts to EUR 1,057,684 (Euro one million fifty-seven thousand six hundred and eighty-four) and is paid up in full.

(2)

The registered share capital is divided into 1,057,684 (one million fifty-seven thousand six hundred and eighty-four) no-par-value shares, each no-par-value share representing an equal holding in the company’s share capital.

(3)

The registered share capital of the company is conditionally increased by up to EUR 22,111 (Euro twenty-two thousand one hundred eleven), divided into 22,111 (twenty-two thousand one hundred eleven) no-par-value bearer shares (conditional capital). The conditional capital increase is used to service the stock options granted to the employees, executive employees or members of the management board or supervisory board of the company. The conditional capital increase shall be effected only to the extent that the beneficiaries exercise their stock options. The issuing price per share, which corresponds to the exercise price, shall be determined by an authorized auditor admitted in Austria which shall be selected by the company. The calculation of the issuing price is carried out in accordance with the gross method of the discounted cash flow method in consideration of the probabilities of success of each individual development stage of the product candidates (“risk-adjusted Net Present Value”), whereby the first effective date is on 31 (thirty-first) July 2007 (two thousand and seven) and after that date on 31 (thirty-first) December of each financial year of the company. The calculation according to the gross method of the discounted cash flow method shall be based on the expert opinion of the Austrian Professional Committee for Business Economics and Organization of the Institute for Business Economics, Tax Law, and Organization of the Austrian Chamber of Public Accountants and Tax Advisers for the Valuation of Businesses (KFS BW 1) as well as in consideration of sector-specific characteristics taking into account the valuation of the assumed ownership structure and the provisions on the liquidation preference. For the exercise of the options by the beneficiaries the last issuance price calculated prior to their participation in the employee stock option program shall apply for all accumulated options.

The registered share capital of the company is conditionally increased by up to EUR 6,200 (Euro six thousand two hundred), divided into 6,200 (six thousand two hundred) no-par-value registered shares (conditional capital). The conditional capital increase is used to service the stock options granted to the employees, executive employees or members of the management board and supervisory board of the company or external advisors of the company. The conditional capital increase shall be effected only to the extent that the beneficiaries exercise their stock options. The issuing price per share, which corresponds to the exercise price, shall be EUR 6.72 (Euro six point seventy-two).

The supervisory board is authorized to resolve on amendments of the articles of association which result from the issuance of shares out of conditional capital.

(4)

The management board is authorized until 24 (twenty-fourth) April 2019 (two thousand nineteen) to increase the registered capital of the company with the approval of the supervisory board by up to EUR 1,969 (Euro one thousand nine hundred sixty-nine) by issuing up to 1,969 (one thousand nine hundred sixty-nine) no-par-value registered shares against contribution in cash or in-kind (authorized capital). The management board is entitled to exercise this authorization at once or in several steps and to determine the issuing price and the conditions of the issuance of shares in agreement with the supervisory board. The supervisory board is authorized to resolve on amendments of the articles of association resulting from the issuance of shares out of authorized capital. The subscription rights of the existing shareholders have been excluded for the share capital increase out of authorized capital.

The management board is authorized until 17 (seventeenth) June 2019 (two thousand nineteen) to increase the registered capital of the company with the approval of the supervisory board by up to EUR 1,312 (Euro one thousand three hundred twelve) by issuing up to 1,312 (one thousand three hundred twelve) no-par-value registered shares against contribution in cash or in kind (authorized capital). The management board is entitled to exercise this authorization at once or in several steps and to determine the issuing price and the conditions of the issuance of shares in agreement with the supervisory board. The supervisory board is authorized to resolve on amendments of the articles of association resulting from the issuance of shares out of authorized capital. The subscription rights of the existing shareholders have been excluded for the share capital increase out of authorized capital.

The management board is authorized until 1 (first) April 2020 (two thousand twenty) to increase the registered capital of the company with the approval of the supervisory board by up to EUR 5,826 (Euro five thousand eight hundred twenty-six) by issuing up to 5,826 (five thousand eight hundred twenty-six) no-par-value registered shares against contribution in cash or in kind (authorized capital). The management board is entitled to exercise this authorization at once or in several steps and to determine the issuing price and the conditions of the issuance of shares in agreement with the supervisory board. The supervisory board is authorized to resolve on amendments of the articles of association resulting from the issuance of shares out of the authorized capital. The subscription rights of the existing shareholders have been excluded for the share capital increase out of authorized capital.

The management board is authorized until 1 (first) April 2020 (two thousand twenty) to increase the registered capital of the company with the approval of the supervisory board by up to EUR 11,343 (Euro eleven thousand three hundred forty-three) by issuing up to 11,343 (eleven thousand three hundred forty-three) no-par-value registered shares (authorized capital). This authorized capital shall be used to service the stock options granted to the employees, executive employees or members of the management board or supervisory board of the company and external advisors of the company. The authorized capital increase shall be effected only to the extent that the beneficiaries exercise their stock options. The issuing price per share, which corresponds to the exercise price, shall be determined by an authorized auditor admitted in Austria to be selected by the company. The calculation of the issuing price is carried out in accordance with the gross method of the discounted cash flow method in consideration of the probabilities of success of each individual development stage of the product candidates (“risk-adjusted Net Present Value”), whereby the first effective date is on 31 (thirty-first) July 2007 (two thousand seven) and after that date on 31 (thirty-first) December of each financial year of the company. The calculation according to the gross method of the discounted cash flow method shall be based on the expert opinion of the Austrian Professional Committee for Business Economics and Organization of the Institute for Business Economics, Tax Law, and Organization of the Austrian Chamber of Public Accountants and Tax Advisers for the Valuation of Businesses (KFS BW 1) as well as in consideration of sector-specific characteristics taking into account the valuation of the assumed ownership structure and the provisions on the liquidation preference, unless the company’s shares are publicly traded in which case the issuance price shall be the closing price of the company’s shares on the day before the stock option is exercised. For the exercise of the options by the beneficiaries the last issuance price calculated prior to their participation in the employee stock option program shall apply for all accumulated options.

§ 7 Category of Shares

(1)	The shares are registered shares (Namensaktien).

(2)	In the event of a capital increase the new shares shall also be registered shares.

(3)

The form and content of the share certificates and dividend and renewal coupons shall be determined by the management board. The same applies to partial debentures, bonds, interest coupons and stock warrants.

III.

MANAGEMENT BOARD

§ 8 Management Board and Representation of the Company

(1)

The management board shall consist of at least three and of a maximum of five members. If the management board consists of more than one member, the supervisory board shall be authorized to appoint a member of the management board as chairman of the management board and another member of the management board as deputy of the chairman of the management board. The appointment of a Prokurist (special agent) is permitted.

(2)	If the management board consists of one member only, the company shall be represented by such member of the management board. If the management board consists of more than one person, the company shall be represented by two members of the management board collectively or by one member of the management board jointly with a Prokurist (special agent). The supervisory board is entitled to vest members of the management board with single representation power.

(3)

The management board shall make all decisions and take all dispositions that are not reserved by law, these articles of association or by-laws of the management board to the shareholders’ meeting or the supervisory board. In conducting the management of the company, the management board members shall act with the care of a prudent business man and comply with the restrictions as determined by law, the articles of association or the by-laws of the management board, if any.

(4)	The supervisory board shall determine and adopt an allocation of duties and by-laws for the management board.

(5)	Resolutions of the management board shall be adopted by a simple majority of votes cast. In case of a voting tie the chairman of the management board shall have the casting vote.

(6)	The following matters shall only be conducted by the management board with the prior approval of the supervisory board:

a)	audit and approval of the budget presented by the management board (business and financial budget);

b)	granting of exclusive rights or licenses in respect of material industrial property rights of the company;

c)

entering into, amendment or termination of contracts, (i) whereby the value of the contractual obligation exceeds EUR 150,000 (Euro one hundred fifty thousand) or (ii) which have been concluded with an affiliated company;

d)	acquisition of all or substantially all the assets or business assets of or shareholdings in other companies or legal persons;

e)	incurring of liabilities which, taken together, exceed EUR 250.000 (Euro two hundred fifty thousand);

f)	significant amendments to contracts with the management board members of the company;

g)	initiation of court proceedings with a significant value in dispute or conclusion of a settlement agreement in relation to such court proceedings;

h)	all measures which require the approval of the supervisory board pursuant to Section 95 para. 5 Austrian Stock Corporation Act;

(7)	If necessary or legally required, the supervisory board is entitled to stipulate that certain types of transactions may only be conducted with the approval of the supervisory board.

§ 9 Reports to the Supervisory Board

(1)

The reports from the management board to the supervisory board according to Section 81 Austrian Stock Corporation Act shall inform about the course of business, the situation of the company and any affiliated companies. The supervisory board may determine the reportable transactions as well as the scope of reporting at any time to the extent permitted by law.

(2)

The supervisory board is also entitled to demand further reports from the management board at any time about issues in relation to the company or other companies in which the company holds a participation.

IV. SUPERVISORY BOARD

§ 10 Composition and Election of the Supervisory Board

(1)	The supervisory board shall consist of a minimum of three and a maximum of ten members elected by the shareholders’ meeting or delegated by the shareholders.

(2)

The members of the supervisory board shall – if not elected for a shorter term – be elected for a term expiring at the end of the ordinary shareholders’ meeting which resolves on the discharge from liability (Entlastung) for the fourth financial year after the election; the financial year in which the member of the supervisory board was elected shall not be counted for such purpose. Members of the supervisory board may be re-elected.

(3)

If a member of the supervisory board retires before the end of the term of appointment, the election of a substitute is not required before the next ordinary shareholders’ meeting. Nevertheless a substitute shall be elected promptly in an extraordinary shareholders’ meeting if the number of the supervisory board members falls below three.

(4)

A substitute shall be elected for the remaining term of the leaving supervisory board member. The re-election of a resigned supervisory board member shall be permissible. If a member of the supervisory board is elected by an extraordinary shareholders’ meeting, the first year of office shall be deemed terminated with the end of the next shareholders’ meeting.

(5)

Any member of the supervisory board may withdraw from its position without giving any reasons by written notice to the chairman of the management board or to the chairman of the supervisory board, subject to a notice period of four weeks. If not otherwise announced, the resignation shall become effective four weeks after the notice has been received by the recipient. In case the chairman of the supervisory board is not available, or in case he also resigns from his office, the notice shall be given to his deputy or to the management board.

§ 11 Chairman and Deputy Chairman, Rules of Procedure

(1)	The supervisory board shall elect a chairman and a deputy chairman from among its members. Re-election shall be permitted.

(2)

If no absolute majority can be obtained in an election, a runoff shall be held between the two members who have received most votes. If the runoff results in a tie, the decision shall be made by drawing lots.

(3)

The chairman and deputy chairman may resign at any time from their office by written declaration to the chairman or, if he is unavailable, to the deputy chairman of the management board. If not otherwise announced, the resignation shall become effective four weeks after the notice has been received by the recipient. The chairman and the deputy chairman may resign from their function without resigning from the supervisory board at the same time.

(4)

If the position of the chairman or of the deputy chairman becomes vacant, the supervisory board shall promptly hold an election to fill such vacancy. Re-election of the resigned chairman or deputy chairman shall be permitted.

(5)	The deputy chairman shall have the same rights and duties as the chairman when presiding the supervisory board.

(6)	The supervisory board shall adopt its own by-laws.

(7)	Declarations of intention by the supervisory board shall be made by the chairman.

§ 12 Meetings and Resolutions of the Supervisory Board

(1)	The supervisory board shall meet at least once each quarter. A meeting may also be called at the request of either a member of the supervisory board or the management board.

(2)

The meetings of the supervisory board shall be convened by the chairman by letter to each member’s address most recently notified to the company, telephone, telefax or any other similar way specifying the time, the location and the agenda. The period between the convocation and the meeting of the supervisory board shall be at least two weeks; in urgent cases the chairman of the supervisory board can shorten this period. For each item on the agenda all necessary documents required shall be provided in time.

(3)	The chairman of the supervisory board shall preside the meeting of the supervisory board and shall determine the respective voting procedures.

(4)

The supervisory board shall have a quorum if at least half of the members of the supervisory board, among them the chairman or his deputy, but in any case at least three members are personally present.

(5)

A member of the supervisory board can authorize another member in writing, to represent him at a meeting. The represented member shall not be counted for purposes of determining the quorum of a meeting. The right to preside a meeting cannot be delegated. Persons who are not members of the supervisory board may participate in the meetings of the supervisory board and its committees in lieu of members prevented from attending if authorized by the relevant members in writing. Such persons may also hand over a written vote of the respective supervisory board member.

(6)

Resolutions may also be adopted in writing, by telefax, by telephone or in any other similar way without a meeting of the supervisory board, provided that the chairman requests such form of resolution and provided that all members of the supervisory board consent to this. In case of written resolutions, no supervisory board member may be represented.

(7)	Resolutions on items not included on the original meeting agenda may be made only if all members of the supervisory board are present or represented and no member of the supervisory board objects.

(8)

The members of the management board shall participate in the meetings of the supervisory board unless the chairman of the supervisory board determines otherwise; the members of the management board shall have no voting right.

(9)	Minutes shall be taken on the debates and resolutions of the supervisory board which shall be signed by the chairman of the meeting.

§ 13 Responsibilities of the Supervisory Board

(1)

The supervisory board shall monitor the management board’s conduct of the company’s business and examine the management to the extent required by law. The supervisory board shall examine the management board’s reports and motions and to resolve on the latter.

(2)

The supervisory board shall examine and report to the shareholders’ meeting on the financial statements, the status report and the proposed distribution of net profits. Within two months after receipt, the supervisory board shall comment on the annual financial statements vis-à-vis the management board.

(3)	All matters that the management board intends the shareholders’ meeting to deal with must be notified to the supervisory board beforehand.

(4)	The supervisory board shall convene a shareholders’ meeting if the company’s best interests so require.

§ 14 Committees

(1)

The supervisory board may set up committees (Ausschüsse) from among its members. The tasks and areas of competence of such committees are determined by the supervisory board, which may also adopt by-laws for such committees. Committees may be vested with the power to make decisions.

(2)	If the committee consists of two members, the committee shall only have a quorum if both members are present. The provisions of Section § 13 shall apply mutatis mutandis.

§ 15 Compensation

(1)

The members of the supervisory board are entitled to reimbursement of their out-of-pocket expenses incurred in relation to the exercise of their duties as supervisory board members. The shareholders’ meeting may determine further remunerations to the supervisory board or single members of the supervisory board. The allocation shall be determined by the supervisory board.

(2)	Any supervisory board member pursuing activities on behalf of the company can be accorded a special compensation for this purpose, with this to occur by resolution of the shareholders’ meeting.

(3)	If the term of office of a supervisory board member should commence or end during the financial year, such member shall be entitled to a pro-rata remuneration.

(4)	Members of the first supervisory board can only be granted remuneration for their services by the shareholders’ meeting resolving on their discharge of liability (Entlastung).

V. SHAREHOLDERS’ MEETING

§ 16 Invitation, Attention

(1)	Shareholders’ meetings shall be held at the seat of the company, at one of its Austrian branch offices or group companies or in any Austrian provincial capital.

(2)

Shareholders’ meetings shall be called by the chairman of the management board or the chairman of the supervisory board. The convocation of the shareholders’ meeting may be made by registered letter or e-mail to each shareholder’s (electronic) address most recently notified to the company within the statutory deadline.

(3)	The entitlements to attend a shareholders’ meeting and exercise shareholders’ rights in the course of such meeting is based on the records in the share register at the beginning of the meeting.

§ 17 Chairmanship in the Shareholders’ Meetings

(1)

Shareholders’ meetings shall be presided by the chairman of the supervisory board or, in his absence, by his deputy. If both are not present, the notary public shall preside the meeting until the election of a chairman.

(2)	The chairman of the shareholders’ meeting shall preside at the debates and confirm the quorum, the sequence of agenda items and the type of voting.

§ 18 Voting Right, Resolutions

(1)

The shareholders’ meeting shall have a quorum if more than half of the registered share capital is present or represented. If this is not the case, a new shareholders’ meeting with the same agenda is to be convened. Such shareholders’ meeting shall have a quorum irrespective of the nominal capital present or represented at the meeting.

(2)	Each share represents one vote.

(3)

Voting rights may be exercised by proxies only on the basis of a written power of attorney or a handwritten signed and by telefax submitted power of attorney. Such power of attorney shall be retained by the company.

(4)

It is determined that shareholders which have concluded a shareholders’ agreement may be represented in the shareholders’ meeting by a jointly authorized representative in order to ensure a proper implementation of the resolutions according to the shareholders’ agreement.

(5)	Unless otherwise provided for by mandatory law or the articles of association, the shareholders’ meeting shall adopt its resolutions by a simple majority of the votes cast.

(6)	Each resolution of the shareholders’ meeting requires the certification of the meeting minutes by an Austrian notary public.

§ 19 Responsibilities of the Shareholders’ Meeting

(1)

The ordinary shareholders’ meeting shall resolve annually, during the first eight months of the financial year, on the discharge of the members of the management board and the supervisory board, on the appointment of the auditor, on the adoption of the annual financial statements as well as on the use of the distributable profit.

(2)

The shareholders’ meeting shall also make decisions on matters, expressly reserved to it by law and these articles of association, in particular as regards the election and dismissal of members of the supervisory board or amendments to the articles of association.

(3)

The shareholders’ meeting can only decide on management matters, if requested by the management board or – concerning matters which are subject to the approval of the supervisory board in accordance with § 95 para 5 of Austrian Stock Corporation Act – the supervisory board,.

VI.

ANNUAL FINANCIAL STATEMENTS AND DISTRIBUTION OF PROFITS

(1)

Within the first five months of every financial year, the management board shall prepare the financial statements plus annex for the preceding financial year as well as the annual report. After auditing by the auditor the management board shall submit the financial statements plus annex for the preceding financial year, the annual report as well as a proposal for the distribution of profits to the supervisory board.

(2)

The supervisory board shall examine the financial statements plus annex for the preceding financial year as well as the annual report and the proposal for the distribution of profits and report on them to the shareholders’ meeting.

(3)	The shareholders’ meeting shall resolve upon the distribution of profits and, in the cases provided by law, on the adoption of the annual financial statements.

(4)

The distributable profits shall be divided among the shareholders in proportion to their contributions. The shareholders’ meeting can exclude the annual profit partly or as a whole from allocation against the proposal for the distribution of profits. The respective amendments to the financial statements shall be made by the management board.

(5)

Unless otherwise decided by the shareholders’ meeting, the dividends shall be due for payment to the shareholders within ten days from the date of the ordinary shareholders’ meeting. Dividends not collected by the shareholders within three years after becoming due shall be forfeited and accrued to the free reserves of the company.

VII.

FORMATION EXPENSES

The company shall bear the costs of the transformation up to a total amount of EUR 40,000 (Euro forty thousand).